GERSTEN SAVAGE LLP
600 Lexington Avenue
New York, NY 10022

November 15, 2006

Ms. Elaine Wolff
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Safe Travel Care, Inc.
Preliminary Information Statement on Form 14C
Filed on October 27, 2006
File No. 0-26139

Dear Ms. Wolff:

Please be advised that our firm was recently retained as securities counsel to Safe Travel Care, Inc. (the “Company”), replacing the firm of Appelbaum & Zouvas, LLP. The Company has forwarded to us your letter dated November 3, 2006 providing comments on the referenced filing for the Company. The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Outstanding Shares and Voting Rights, page 4

1.
We note your disclosure in the second paragraph under this heading that on June 2, 2006, “SFTV amended and restated its articles of incorporation to increase the authorized share of all classes of stock to 1,900,000,000, with 100,000,000 of these shares to be designated as ‘Preferred Series Stock.’” It does not appear that you filed either a form of proxy statement on Schedule 14A or a form of information statement on Schedule 14C in connection with this amendment to your charter. Please tell us the basis for your belief that you were not required to provide shareholders with either a proxy or information statement in connection with the amendment to your articles of incorporation described above.

Our Firm was retained as securities counsel to the Company shortly after the Preliminary Information Statement was filed with the SEC. Accordingly, we did not participate in the determination that neither a proxy statement nor an information statement should be sent to shareholders in connection with the amendment to the Articles of Incorporation to increase the number of authorized shares. Upon review of the relevant federal and state statutes, we believe that an information statement on Schedule 14C should be filed and therefore we have advised our client to amend the current information statement to include the required information regarding the increase in authorized shares. As you will note, this has been added.

Ms. Elaine Wolff
November 15, 2006

2.
Please reconcile the above-quoted language, suggesting that the 1,900,000,000 shares currently authorized by your charter consist of both common and preferred shares, with disclosure elsewhere, such as in the immediately preceding paragraph, that you have 1,900,000,000 shares of common stock authorized.

We have changed any references to 1,900,000,000 shares of common stock authorized to 1,800,000,000 shares of common stock authorized.

We trust that the foregoing is responsive to the staff’s comments. Please do not hesitate to contact me if you have any questions.

Very truly yours,

cc: Jeffrey W. Flannery	/s/ Arthur S. Marcus
Arthur S. Marcus